UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
For the month of: August, 2026
Commission File Number:
002-09048

THE BANK OF NOVA SCOTIA
(Name of registrant)

40 Temperance Street, Toronto, Ontario, M5H 0B4
(416)
866-3672
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F ☐   Form
40-F ☒
This report on Form
6-K
shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form
S-8
(File
No. 333-199099)
and Form
F-3
(File
No. 333-282565)
and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 25, 2026	By:	/s/ Gerhardt Samwell
		Name:	Gerhardt Samwell
		Title:	Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2026 Third Quarter Report to Shareholders

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)